Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following are slides comprising an employee briefing presentation that was given by Karen Wood, Group Executive and Chief People Officer, BHP Billiton.

Employee Briefing 6 February 2008 Interim Results – 31 December 2007

Preliminary Results - Employee Briefing
Disclaimer
This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offer for Rio
Tinto Ltd and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and
Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s and Alcan's filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31,
2006 and Alcan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the
listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Preliminary Results - Employee Briefing
None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP
Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the
“Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Ltd Shares
BHP Billiton Ltd is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Ltd Offer.  Accordingly, Rio Tinto Ltd shareholders should carefully consider the following:
The Rio Tinto Ltd Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Ltd Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Ltd otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Referencesin this presentation to “$” are to United States dollars unless otherwise specified.
Disclaimer (continued)

Preliminary Results - Employee Briefing
Safety
• Tragically, ten of our colleagues have lost their lives at work since July 2007:
– Pinto Valley, United States –
Elmer Randolph
– Alto Cuilo, Angola –
David Hopgood, Kevin Ayre, Guy Summerfield,
Gabriël  (Kottie) Breed, Jochemus (Louwrens) Prinsloo
– San Juan, United States –
Edison (Ed) K. Hatathl
– Olympic Dam, Australia –
Scott Rigg
– Middelburg Mines, South Africa –
Hendrick Mdhuli
– Cannington, Australia –
Michael Earl Auld
•
Injury rates
– our 12 month rolling Total Recordable Injury Rate improved by 13% to 6.4
• Our statistical measures are showing an improving trend but as we know improving statistics do not prevent fatalities.
• Our focus remains on the elimination of fatalities and Zero Harm
• We are implementing various initiatives to strengthen safety focus (Safety
Week, Operating and Safety Capability Review)

Preliminary Results - Employee Briefing
Highlights – Half year ended December 2007
• Strong operating and financial results
• Cost control focus is yielding excellent results
• Project delivery – first production from seven new projects
• Healthy volume growth from new production expected in FY 2008
• A further four projects approved
• Interim dividend increased 45% to 29 US cents per share
• Longer term fundamentals remain strong

Preliminary Results - Employee Briefing
2006 % Change
Underlying EBIT by Customer Sector Group
2007 Half year ended December (US$m)
Petroleum 1,972 1,612 +22
Aluminium 680 840 -19
Base Metals (including Uranium) 3,367 2,889 +17
Diamonds & Specialty Products 72 78 -8
Stainless Steel Materials 799   1,427 -44
Iron Ore 1,673 1,404 +19
Manganese 431 105 +311
Metallurgical Coal 523 657 -20
Energy Coal 277 242 +15
Group & Unallocated Items
(1)
(171) (120)
BHP Billiton (Total) 9,623 9,134 +5
(1)  Includes Technology

Preliminary Results - Employee Briefing
Development spend in high margin businesses
Note: Represents pipeline projects in execution, feasibility does not include pre-feasibility projects.
EBITDA margins for business in 6 months to 31 December 2007 not for individual projects.
EBITDA margin excluded third party trading.
Source: BHP Billiton estimates.
0%
10%
20%
30%
40%
50%
60%
70%
80%
Petroleum Iron Ore Aluminium
Development pipeline capex
(Total US$16.1bn)
EBITDA margins
(12 months to December 2007)
Petroleum
Aluminium
Iron Ore
Other
24%
33%
28%
15%

Preliminary Results - Employee Briefing
BHP Billiton offer for Rio Tinto
• Today the Board announced a formal offer by BHP Billiton for Rio
Tinto.
• We continue to believe that the combination of the two companies would offer an unparalleled strategic fit in terms of asset mix and quality, and unlock significant additional value for all shareholders.
• Our announcement today offers each Rio Tinto shareholder 3.4
BHP Billiton shares for every one Rio Tinto share.
• The offer represents a compelling value proposition for
shareholders of both Rio Tinto and BHP Billiton.
• It is imperative that we continue to run our operations and conduct our day to day work in the same safe and professional manner as always.

Preliminary Results - Employee Briefing
Summary
• Continued excellent operating and financial results
• Unique portfolio balance provides stability
• Project pipeline and global footprint to support future growth
• Longer term outlook for global growth remains robust